KIRKLAND LAKE GOLD ANNOUNCES SOLID Q2 2018 OPERATING RESULTS WITH
TOTAL PRODUCTION OF 164,685 OUNCES OF GOLD

Toronto, Ontario – July 10, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production for the second quarter of 2018 (“Q2 2018”) of 164,685 ounces and for the first six months of 2018 (“H1 2018”) of 312,329 ounces. Production in Q2 2018 exceeded target levels for the quarter driven by record quarterly production from Macassa of 60,571 ounces and record monthly production in June at Fosterville of 31,710 ounces (77,462 ounces for Q2 2018). At June 30, 2018, the Company remained well positioned to achieve its full-year 2018 consolidated production guidance of over 620,000 ounces. Details of the Company’s Q2 and H1 2018 conference call and webcast are provided later in this press release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q2 2018 and H1 2018 production results:

•	Consolidated Q2 2018 production of 164,685 ounces, compared to 160,305 ounces in the second quarter of 2017 (“Q2 2017”) and 147,644 ounces in the first quarter of 2018 (“Q1 2018”)
•	Gold poured in Q2 2018 of 162,748 ounces, with consolidated gold sales totaling 164,305 ounces
Record quarterly production at Macassa totaling 60,571 ounces in Q2 2018, an increase of 33% from 45,699 ounces in Q2 2017 and 12% from the previous quarterly record of 54,038 ounces in Q1 2018
•	Strong results at Fosterville in Q2 2018 with production totaling 77,462 ounces, compared to 77,069 ounces in Q2 2017 and 63,843 ounces the previous quarter
•

Production at Holt and Taylor of 13,712 ounces and 12,940 ounces, respectively, in Q2 2018, compared to production of 15,101 ounces and 12,218 ounces, respectively in Q2 2017 and 16,675 ounces and 13,055 ounces, respectively, in Q1 2018

•

Record first-half production totaling 312,329 ounces in H1 2018, an increase of 7% from 290,733 ounces in the first six months of 2017 (“H1 2017”), with year-over-year production increasing 21% at Macassa, to 114,609 ounces, and 15% at Fosterville, to 141,305 ounces

•	Year-to-date 2018 gold poured of 310,793 ounces, with H1 2018 gold sales of 312,068 ounces.

Other key developments during Q2 2018, include:

•	Significant exploration success

o

Fosterville: High-grade, visible-gold bearing quartz veins intersected at Robbin’s Hill, 3.8 km from Fosterville Mine, highlighting the potential to identify new areas of high-grade gold mineralization

o

Macassa: Underground in-fill drilling intersects high-grade mineralization within and outside existing Mineral Resources of the South Mine Complex in support of future growth in Mineral Resources and Mineral Reserves

o	Northern Territory: High-grade, visible-gold bearing mineralization extended to 1,000 metres below surface at Union Reefs, identifying a potential new source of gold production
o	Taylor: High-grade mineralization intersected up to 2.9 km east of Shaft Deposit, new gold system discovered below the West Porphyry Deposit extended by 150 metres to depth.

•	Strong cash and cash flow

o

Cash and cash equivalents increased $43 million or 16% during Q2 2018, to approximately $318 million at June 30, 2018. Factors affecting cash included continued strong operating cash flow, the weighting of capital expenditures to the second half of 2018 (“H2 2018”), the release of approximately $20 million of previously-restricted cash (reflecting changes to security requirements related to rehabilitation performance guarantees) and the use of $15.0 million (C$20.0 million) of cash to acquire four million common shares of Novo Resources Corp.

o	On May 2, 2018, the Company reported strong Q1 2018 net earnings of $53.8 million ($0.25/share), cash flow from operating activities of $89.6 million and free cash flow of $50.2 million.

•	Continued focus on shareholder returns

o	Quarterly dividend of C$0.02/share paid on April 13, 2018, with an increase to C$0.03/share announced effective for Q2 2018 dividend payable on July 13, 2018
o	Common share price increased 40% in Q2 2018 (44% year to date), closing on Friday, June 29, 2018 at C$27.84 on the TSX (C$29.20 per share as at July 9, 2018).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We had a strong second quarter, achieving record quarterly production at Macassa and a record month in June at Fosterville. Average grades at both mines were above expected levels. Contributing to Fosterville’s strong results was higher than planned mining in areas close to the contact of the Eagle and Swan zones, where we encountered greater widths and higher average grades than were anticipated. At Macassa, production on the 5700 Level, a relatively new area of mining, continued to outperform on grade, as they did during the first quarter of the year. We will be mining in and around this area throughout the balance of 2018. Based on our solid first-half results, and expectations for H2 2018, we are very much on track to achieve our consolidated production guidance for 2018 of more than 620,000 ounces.”

Q2 and H1 2018 Production Results

	Q2 2018	Q2 2017	Q1 2018	H1 2018	H1 2017
Fosterville
Ore Milled (tonnes)	121,342	147,486	123,669	245,011	285,273
Grade (g/t Au)	20.6	17.2	16.8	18.7	14.2
Recovery (%)	96.2	94.7	95.7	96.0	94.3
Gold Production (ozs)	77,462	77,069	63,843	141,305	123,153
Macassa
Ore Milled (tonnes)	89,781	105,084	86,661	176,442	196,544
Grade (g/t Au)	21.5	13.9	19.9	20.5	15.4
Recovery (%)	97.7	97.0	97.6	97.7	94.1
Gold Production (ozs)	60,571	45,699	54,038	114,609	94,422
Holt
Ore Milled (tonnes)	95,343	105,470	122,280	217,623	211,099
Grade (g/t Au)	4.8	4.7	4.5	4.6	4.7
Recovery (%)	94.2	94.8	94.8	94.5	94.8
Gold Production (ozs)	13,712	15,101	16,675	30,387	30,419
Taylor
Ore Milled (tonnes)	99,711	67,520	84,464	184,175	130,809
Grade (g/t Au)	4.3	5.8	5.0	4.6	5.7
Recovery (%)	94.1	96.2	95.5	94.8	96.5
Gold Production (ozs)	12,940	12,218	13,055	25,995	23,160
Operations on Care & Maintenance[1]
Cosmo – Gold Production (ozs)	n/a	10,213	n/a	n/a	19,305
Holloway – Gold Production (ozs)	n/a	5	33	33	274
Gold Production (excluding operations on
care and maintenance or sold in 2017)	164,685	150,087	147,611	312,296	271,154
Total Consolidated Production (ozs)[2]	164,685	160,305	147,644	312,329	290,733
Total Consolidated Gold Sales (ozs)	164,305	151,208	147,763	312,068	289,109

1)

The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4/17). The Holloway mine was placed on care and maintenance effective December 31, 2016 (see News Release dated Dec. 12/16).

2)	Production numbers may not add to total due to rounding.

Performance Against Full-Year 2018 Production Guidance

	Macassa	Holt	Taylor	Fosterville	Consolidated
2018 Guidance (,000 ozs)	215 – 225	65 – 75	60 – 70	260 – 300	+620
H1 2018 Production (ozs)	114,609	30,387	25,995	141,305	312,329[1]
1)	Includes 33 ounces related to the Holloway mine

H1 2018 production totaled 312,329 ounces, an increase of 7% from 290,733 ounces in Q1 2017. Excluding production from mines currently on care and maintenance, total consolidated production of 312,296 ounces for H1 2018 grew by 15% from 271,154 ounces in H1 2017. Based on year-to-date results as at June 30, 2018, the Company entered the second half of the year well positioned to achieve its full-year 2018 consolidated production guidance of more than 620,000 ounces.

Review of Operating Mines Fosterville

The Fosterville Mine produced 77,462 ounces in Q2 2018, based on processing 121,342 tonnes at an average grade of 20.6 g/t and average mill recoveries of 96.2% . A key driver of the strong quarterly results in Q2 2018 was record monthly production in June of 31,710 ounces, which resulted from processing 33,296 tonnes at an average grade of 30.4 g/t and average recoveries of 97.5% . Q2 2018 production compared to production of 77,069 ounces in Q2 2017, when the mine processed 147,486 tonnes at an average grade of 17.2 g/t and average recoveries of 94.7% . Production in Q2 2018 increased 21% from 63,843 ounces in Q1 2018, reflecting a 23% increase in the average grade. The growth from the previous quarter largely reflected increased mining activity in parts of the Eagle Zone located close to the contact with the Swan Zone. Average widths and grades in these areas have exceeded expectations. In addition, the Company also processed a small amount of development material from the Swan Zone during Q2 2018, which also returned higher than expected average grades.

Production at Fosterville in H1 2018 totaled 141,305 ounces, a 15% increase from H1 2017. H1 2018 production resulted from processing 245,011 tonnes at an average grade of 18.7 g/t and average recoveries of 96.0%, which compared to processing 285,273 tonnes at an average grade of 14.2 g/t and average recoveries of 94.3% in H1 2017. The 32% increase in the average grade compared to H1 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes, consistent with the trend towards higher grades at depth at Fosterville. The reduction in tonnes milled compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth within the Lower Phoenix System. The Company continues to target initial production from a second mining front, in the Harrier System, near the end of 2018.

Following completion of H1 2018, Fosterville was on track to achieve the mine’s full-year 2018 production guidance of 260,000 – 300,000 ounces.

Macassa

The Macassa Mine achieved record quarter production in Q2 2018 of 60,571 ounces based on 89,781 tonnes milled at an average grade of 21.5 g/t and average mill recoveries of 97.7% . Q2 2018 production was 33% higher than the 45,699 ounces produced in Q2 2017, when 105,084 tonnes were processed at an average grade of 13.9 g/t. The increase from the same quarter in 2017 resulted from a 55% improvement in the average grade, largely reflecting mining higher-grade stopes, favourable grade reconciliations in Q2 2018 and the impact of improvements in grade control practices. The strong grade performance related mainly to stope production on or around the 5700-foot level, where mining commenced at the end of last year and which represents the deepest production recorded to date in the South Mine Complex. In addition, all tonnes processed in Q2 2018 related to mine production, whereas 15,083 tonnes of the 105,084 tonnes processed in Q2 2017 were drawn from low-grade stockpiles and had an averaged grade of 1.4 g/t. The grade of the 90,001 tonnes of mine production processed in Q2 2017 averaged 16.0 g/t. Q2 2018 production at Macassa was 12% higher than the previous quarterly production record at Macassa of 54,038 ounces in Q1 2018, when a total of 86,661 tonnes were processed (all from mine production) at an average grade of 19.9 g/t and average recoveries of 97.6% .

Production at Macassa in H1 2018 totaled 114,609 ounces, a 21% increase from H1 2017. H1 2018 production resulted from processing 176,442 tonnes at an average grade of 20.5 g/t and average recoveries of 97.7% . All tonnes processed in H1 2018 were from mine production. In H1 2017, a total of 196,544 tonnes were processed at an average grade of 15.4 g/t. Of tonnes processed in H1 2017, 175,547 tonnes related to mine production and averaged 17.0 g/t, with the remaining 20,997 tonnes being drawn from low-grade stockpiles and averaging 1.6 g/t. The 33% increase in the average grade from mine production, to 20.5 g/t in H1 2018 from 17.0 g/t grade in H1 2017, reflected mining higher-grade stopes, the impact of favourable grade reconciliations in H1 2018 and improved grade control practices.

At June 30, 2018, Macassa was well positioned to achieve the mine’s full-year 2018 production guidance of 215,000 – 225,000 ounces.

Holt

During Q2 2018, the Holt mine produced 13,712 ounces, which compared to 15,101 ounces in Q2 2017 and 16,675 ounces the previous quarter. Production in Q2 2018 resulted from processing 95,343 tonnes at an average grade of 4.8 g/t and average recoveries of 94.2%, which compared to processing 105,470 tonnes at an average grade of 4.7 g/t and average recoveries of 94.8% in Q2 2017 and 122,280 tonnes at an average grade of 4.5 g/t and average recoveries of 94.8% in Q1 2018. During Q2 2018, the mine had a 21-day planned shutdown in order to replace approximately 700 guides on the Holt shaft, which impacted both tonnes processed and ounces produced for the quarter. The new guides will contribute to enhanced productivity from the shaft going forward. Average grades improved from both prior periods. Processing rates and ounces produced are expected to increase during the remaining quarters of 2018.

For H1 2018, Holt produced 30,387 ounces, largely unchanged from the 30,419 ounces produced in H1 2017 as a 3% increase in tonnes processed (217,623 tonnes in H1 2018 versus 211,099 tonnes in H1 2017) was offset by a slight reduction in the average grade (4.6 g/t in H1 2018 compared to 4.7 g/t the previous year).

The Company is targeting higher levels of production in H2 2018 compared to the first half of the year, and expects the Holt Mine to achieve the mine’s full-year 2018 production guidance of 65,000 – 75,000 ounces.

Taylor

Gold production from the Taylor Mine during Q2 2018 totaled 12,940 ounces, based on 99,711 tonnes processed at an average grade of 4.3 g/t and average recoveries of 94.1% . Q2 2018 production increased 6% from Q2 2017, when production totaled 12,218 ounces based on 67,520 tonnes processed at an average grade of 5.8 g/t and average recoveries of 96.2% . Production in Q2 2018 compared to production of 13,055 ounces the previous quarter when a total of 84,464 tonnes were processed at an average grade of 5.0 g/t and average recoveries of 95.5% . The average grade in Q2 2018 largely reflected mine sequencing with grades expected to increase over the balance of the year.

For H1 2018, Taylor produced 25,995 ounces from processing 184,175 tonnes at an average grade of 4.6 g/t and average recoveries of 94.8% . H1 2018 production compared to H1 2017 production of 23,160 ounces, which resulted from processing 130,809 tonnes at an average grade of 5.7 g/t and average recoveries of 96.5% .

Grades at the Taylor Mine are expected to improve in H2 2018 and the Company continues to target full-year 2018 production from Taylor of 60,000 – 70,000 ounces.

Q2 and H1 2018 Financial Results and Conference Call Details

The Company will release its financial and operating results for Q2 and H1 2018 before the market opens on Wednesday, August 1, 2018. The Company will then host a conference call to review the results later that day (Wednesday, August 1, 2018) at 1:30 pm ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, AUGUST 1, 2018
Conference Id:	8986758
Time:	1:30 pm ET
Toll-free number:	1 (866) 393-4306
International callers:	1 (734) 385-2616
Webcast URL:	https://event.on24.com/wcc/r/1772072/71EDE740C03CE70A2D11FB00652CC45A

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ion Hann, FAusIMM, General Manager, Fosterville Gold Mine are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2017, and its interim financial statements and related MD&A for the period ended March 31, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com